Exhibit 99.5

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC THERAPEUTICS LTD. (the “Company”)
Suite 1500 –409 Granville St. Vancouver, BC V6C 1T2
Telephone No. (604) 924-8000

Item 2	Date of Material Change

August 25, 2015

Item 3	News Release

A news release was disseminated August 25, 2015 posted to the CNSX website and was subsequently SEDAR filed with the securities commissions of British Columbia and Ontario.

Item 4	Summary of Material Change(s)

The Company’s Annual General Meeting was held and a new Board of Directors was appointed.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

At the annual general and special general meeting held August 25, 2015 Derick Sinclair, Brian Gusko and Neil Cox were elected as the Board of Directors. Mr. Doug Unwin resigned as the Company’s President and CEO.

Mr. Brian Gusko was appointed as Chairman and Neil Cox as the Corporate Secretary. Mr. Derick Sinclair was appointed as President and CEO and continues as the CFO.

All resolutions to be voted on at the AGM proposed by management were approved by the shareholders.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information.

Not applicable.

Item 8	Executive Officer

Derick Sinclair, President & CEO 604-324-8000

Item 9	Date of Report

April 26, 2015